BMO Financial Group Announces Appointment of Directors
TORONTO, July 25, 2006 — BMO Financial Group announced today the appointments of Dr. Martha C. Piper and George A. Cope to its board of directors. Dr. Piper served as the eleventh President and Vice-Chancellor of The University of British Columbia from 1997 until the end of June 2006. Prior to this she served as Dean of the Faculty of Rehabilitation Medicine at the University of Alberta and was appointed Vice-President Research in 1993. The latter portfolio was expanded in 1995 to include External Affairs.
Dr. Piper is a member of the Boards of Directors of The Conference Board of Canada, the Pierre Elliot Trudeau Foundation and PrioNet Canada, and is Public Governor of the Board for the Canadian Academies of Science.
Mr. Cope is President and Chief Operating Officer, Bell Canada, and was President and Chief Executive Officer, TELUS Mobility. Prior to this he served as President and Chief Executive Officer of Clearnet Communications for 13 years. Mr. Cope is a member of the Board of Directors of NII Holdings, Inc. (formerly Nextel International) and The Advisory Board of the Richard Ivey School of Business, University of Western Ontario, and has served on numerous business, industry association and charitable boards.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of more than $312 billion as at April 30, 2006, and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal and through BMO Nesbitt Burns, one of Canada’s leading wealth management firms. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Media Relations
 Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996;
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, (514) 877-1101;
Investor Relations
 Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452;
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
Internet:
www.bmo.com or www.harrisbank.com